THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE MERITS OR ACCURACY OF THE DISCLOSURES IN THIS FILING.

Form ATS-N Filer Information		OMB APPROVAL
ATS-N Initial Form ATS-N (Rule 304(a)(1)(i))	United States Securities and Exchange Commission Washington, DC FORM ATS-N Intentional Misstatements or Omissions of Facts May Constitute Criminal Violations See 18 U.S.C.1001 and 15 U.S.C. 78ff(a)	OMB Number: 3235-0763 Estimated average burden hours per response: 127.4 Estimated average burden hours per amendment: 9 Estimated average burden hours per cessation: 2 OMB Expiration Date: 09/30/2021

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ATS-N: Part I: Identifying Information

Identifying Information

1. Is the organization, association, Person, group of Persons, or system filing the Form ATS-N a broker-dealer registered with the Commission?	◉ Yes ○ No
2. Full name of registered broker-dealer of the NMS Stock ATS ("Broker-Dealer Operator") as stated on Form BD:	PIPER SANDLER~~JAFFRAY~~ & CO.

ATS-N: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1: Broker-Dealer Operator Trading Activities on the ATS

a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

● Yes ○ No

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

The Cash Trading Desk and No-Touch (Electronic) Trading Desks of Piper Sandler ~~Jaffray~~ & Co. (Piper) (MPID: PIPR), the Broker-DealerOperator, are permitted to direct orders, conditional and firm, to XE, the name of the NMS Stock ATS (MPID: PJCX). Indications of interest are not permitted to be entered into the ATS either from trading units of the Broker-Dealer Operator or Subscribers. Allorders handled by Piper are handled on a not-held basis including all Subscribers orders. The Cash Trading Desk of Piper Sandler~~Jaffray~~ & Co. can submit orders to XE in an agency, principal, or riskless principal capacity and on the same terms and conditions as other Subscribers through a direct FIX connection or through algorithmic trading strategies that are configured to have XE as a routing destination (as described further in Part III, Item 5). The Cash Trading Desk is designed to handle and execute orders of Pipers customers and is comprised of the Program Trading Desk and the Market Making Desk. The Program Trading Desk is comprised of dedicated traders that execute agency orders received from customers related to trading in multiplesecurities as part of a strategy (e.g., basket or portfolio trading). The Market Making Desk is comprised of dedicated traders that execute agency orders received from customers related to individual equity securities (i.e., single stock trading). The Market Making Desk also makes markets for certain securities. Subscribers of XE can also send orders to the ATS directly, through Pipers No-Touch (Electronic) Trading Desk. The No-Touch (Electronic) Trading Desk offers Subscriber access to the ATS via a customizable routing table of algorithmic trading strategies or as a standalone destination. Only agency orders can be sent to theATS through the No-Touch Trading Desk unit of Piper. The Cash Trading Desk cannot submit orders to XE through the No- Touch Trading Desk.

●

Item 6: Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

● Yes ○ No

Piper Sandler~~Jaffray~~ & Co. (Piper) does not have any employees solely responsible for XE, the NMS Stock ATS. For purposes of XE, Piper considers Subscribers orders bound for XE (whether by algorithm or direct FIX connection), any live or resting order interest in XE, and any matched but unexecuted orders (such as in the On Close Match Book) to be confidential (Confidential ATS Information). After orders are executed in XE, Piper no longer considers the order information to be confidential because the execution information must be reported to the tape and transmitted for clearance and settlement purposes to the appropriate parties. Piper does not use any Confidential ATS Information or post-execution data from XE to inform its own trading or that of other customers or Subscribers. Piper does not share client execution information with any other clients, nor use client execution information in any Firm trading decisions. GENERAL OPERATION OF XE Certain employees in the: (i) Compliance, (ii) Risk Management, (iii) Technology, (iv) and Global Middle Office Departments of Piper that support the operation of XE (Select ATS Employees) have access to Confidential ATS Information. Subject to the Pipers policies and procedures, certain other employees may be granted access to the confidential trading information in the ATS as necessary on an ad hoc basis (e.g., an employee in the Legal Department may be given access to certain Confidential ATS Information to respond to a regulatory inquiry or investigate a disputed trade). The Equities Associate Compliance Director and Head of the Global Middle Office review and approve all initial and ad hoc employee requests for access to XE based on their need for access to XE and the employees purpose or function with respect to XE. The primary functions of Select ATS Employees in the Compliance, Risk Management, and Global Middle Office with respect to XE are related to monitoring and compliance. The Equities Associate Compliance Director, Equities Risk Officer, and one additional Compliance support personnel conduct real-time and post-trade supervision of the orders and matching in the ATS to monitor for potential issues (e.g., if a Subscriber tries to cancel its order, but the order remains in the system), trade reporting accuracy, and trade reporting timeliness. The Equities Risk Officer and other designated Select ATS Personnel in the Technology, Compliance, and Global Middle Office Departments in the Equities Risk Officers absence have the ability to intercede if there is a system malfunction and can manually cancel live orders in the event that the system is not able to execute orders. Select ATS Employees in the Technology Department have access to the confidential trading information in the ATS to provide technical support, infrastructure support and alert response, testing and trouble-shooting, as well as updating, implementing, or restricting permissions to the ATS as needed and in coordination with Select ATS Employees in the Compliance, Risk Management, and Global Middle Office Departments. The Employee Access area of the Technology Department administers the approval process for access to various Broker-Dealer Operator systems and is responsible for maintaining records of employee access to such systems. Quarterly, the Employee Access area of the Technology Department performs an entitlement review and sends a list of all employees with access to Confidential ATS Information to the Head of the Global Middle Office where the information is reviewed and employees are reapproved or removed based on their need to have access to the information. Select ATS Employees in the Global Middle Office have access to post-execution booking and allocation information for all trades of the Broker-Dealer Operator, including those executed in XE, but these employees do not have access in real-time to any live orders in XE. OTHER FUNCTIONS OF SELECT ATS EMPLOYEES The Compliance, Risk Management, Technology and Global Middle Office Departments (including Select ATS Employees noted above) also perform other functions for the Broker Dealer Operator which generally do not require that the Piper employees have access to Confidential ATS Information to perform these functions. The Compliance Department is responsible for establishing, maintaining, and enforcing written policies and procedures that are reasonably designed to ensure that employees of Piper comply with the applicable regulatory requirements and the federal securities laws and rules thereunder, including with respect to XE. The Risk Management Department is primarily responsible for setting credit or trading limits for each new customer of Piper, including XE Subscribers. These limits are determined during the Market Access Rule (15c3-5) Risk Assessment during the account opening process. Certain of these limits can be changed intraday (either temporarily or permanently) through the Risk Management Department in accordance with Pipers written policies and procedures for all of Pipers customer, including XE Subscribers. The Global Middle Office supports Pipers equity sales and trading group, the fixed income sales and trading group, and Pipers public finance underwriting business. The Global Middle Office works with Pipers partners and clients to ensure trades are billed and reported in a timely manner, that customer and contra party concerns are resolved, that inventories are balanced daily, and that underwritings are processed properly. As a result of these functions, the Global Middle Office works with the various front-end trading systems as well as the middleware used to allocate and/or process transactions as well as for Pipers back office. Pipers front-end systems are monitored for order and trade rejects, and the Global Middle Office can access these front-end system in order to facilitate trade error corrections, including for front-end systems that can access XE. The Technology Department is responsible for all aspects of Pipers technology including maintenance, upgrades, development, and testing of systems, including XE. ALGORIMITHIC TRADING STRATEGIES ACCESSING XE As described in greater detail in Part III, Item 5, one means of access to XE is through algorithmic trading strategies offered by Piper, which can be accessed directly via the No-Touch (Electronic) Trading Desk or through the Cash Trading Desk. The algorithm engine rests on separate servers from XE and is connected to XE via a direct FIX connection. In light of their roles within the Broker Dealer Operator, Select Employees in the Compliance, Risk Management, Technology, and Global Middle Office Departments have access to trading information regarding orders submitted to XE via a trading algorithm. These employees are able to see where all orders are routed through Pipers trading algorithms to ensure the algorithms are operating appropriately and to address any issues that might arise. In addition, certain permissioned traders at the Cash Trading Desk (comprised of the Program Trading Desk and Market Making Desk) are able to see certain orders routed to XE on behalf of Subscribers via an algorithmic trading strategy in order to ensure that the algorithm is functioning as intended. Specifically, traders on the Program Trading Desk are able to see order and execution information regarding orders that they submitted to XE via a trading algorithm, but cannot see orders submitted by the Market Making Desk via a trading algorithm. Similarly, traders on the Market Making Desk are able to see order and execution information regarding orders that they submitted to XE via a trading algorithm, but cannot see orders submitted by the Program Trading Desk. Pipers Head of Trading and/or his/her designee(s) is able to see Subscriber orders submitted via trading algorithm from both the Market Making and Program Trading Desks as part of their supervisory function. FIX CONNECTION In addition, Select ATS Employees in the Technology Department are responsible for establishing, maintaining, and troubleshooting issues relating to FIX connectivity for Piper and other Subscribers. These Select ATS Employees have access to Confidential ATS Information submitted through a direct FIX connection and may also be able to see orders routed to XE via an algorithmic trading strategy depending on their specific functions in the Technology Department. In addition, traders on the Cash Trading Desk are able to see orders that they submitted via FIX connection to XE. Similar to the structure with respect to orders routed to XE via algorithms as described above, traders on the Program Trading Desk can see orders that they submitted to XE via FIX connection, but cannot see orders submitted by the Market Making desk to XE via FIX connection and vice-versa. Pipers Head of Trading and/or his/her designee(s) can see orders routed via FIX connection by both the Program Trading and Market Making desks.

Item 7: <u>Protection of Confidential Trading Information</u>

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

i. written standards controlling employees of the ATS that trade for employees' accounts; and

ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

GENERALLY XE, the NMS Stock ATS, is separate from Piper Sandler~~Jaffray~~ & Co. (Piper), the Broker-Dealer Operators other trading systems and is individually password protected. Piper considers Subscribers live orders routed to XE to be confidential (Confidential ATS Information). Piper does not use Confidential ATS Information to inform its principal trading activities. XE is housed in a separate server from Pipers algorithmic trading engine. Both servers are located on a separate floor from Piper traders on the Cash Trading Desk. EMPLOYEES WITH ACCESS TO CONFIDENTIAL ATS INFORMATION Access to Confidential ATS Information is restricted to Select ATS Employees of Piper as described in Part II, Item 6(a). In order for employees to access Confidential ATS Information, an employee must fill out a request form and submit to the Employee Access area of the Technology Department. The request for access is then reviewed by the Compliance Director and Head of the Global Middle Office based on the employees need for access to XE and their purpose or function with respect to XE. Quarterly, the Employee Access area of the Technology Department performs an entitlement review and sends a list of all employees with access to the XE ATS to the Head of the Global Middle Office where the information is reviewed and employees are reapproved or removed based on their continued need to have access to the information (e.g., based on the employees current role and whether access is necessary to support the functions of XE) and functions with respect to XE. Select ATS Employees are prohibited from sharing Confidential ATS Information with employees and other persons not authorized to receive Confidential ATS Information. Pipers policies and procedures, consistent with FINRA rules, prohibit traders from front-running or trading ahead of Piper customers, including Subscribers to XE. SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION Orders can be sent to XE indirectly via certain algorithmic trading strategies offered by Piper. The Piper systems that support these algorithms have access to orders sent to XE by the trading algorithm. Traders on the Cash Trading Desk can see orders that they have routed to XE through an algorithmic trading strategy in order to ensure the algorithm is operating appropriately. However, such traders are not able to see orders routed to XE by Subscribers via the No-Touch Trading Desk. Certain Piper employees (i.e., Select ATS Employees as described in Part II, Item 6(a)) that are responsible for monitoring and compliance functions and for maintaining and troubleshooting issues that arise with respect Subscribers FIX connections or trading algorithms that are configured to route orders to XE, are able to see Subscribers orders sent to XE through FIX connections or Pipers algorithm engine in carrying out these functions. PERSONAL TRADING POLICY All Select ATS Employees and any other personnel provided with access to Confidential ATS Information on an ad hoc basis are not permitted to trade for their own personal account in any side/symbol for which Piper is handling a customer order at that time or that is currently trading in the ATS. Similarly, even though they only have access to Confidential ATS Information with respect to orders they submitted to XE, all traders on the Cash Trading Desk are also subject to the same restrictions. All equity and option trades for the above mentioned employees are subject to the Firms pre-approval and subsequently, a 20 calendar day holding period (5 day holding period if the security is an ETF or index). When Select ATS Employees and traders on the Cash Trading Desk place a trade request through Pipers trade approval system, the system checks for live customer orders with Piper and that are in the NMS Stock ATS. These trade requests are denied if there are any live customer orders with the same side/symbol for either Piper or the ATS. If a trade request is approved, the order must be executed within 15 minutes of the time of approval. Piper monitors Select ATS Employees (as well as other Piper employees) to ensure trades were preapproved and that securities are held for the required holding periods. Piper also maintains a restricted list of securities in which no Piper employees is permitted to trade. WRITTEN OVERSIGHT PROCEDURES As noted above, Piper performs a quarterly review of all employees with access to Confidential ATS Information, and those that no longer have a need to access Confidential ATS Information based on their functions will have their access terminated. All requests for access to Confidential ATS Information are reviewed and approved by both the Global Middle Office and Compliance Department. Piper reviews its policies and procedures relating to XE, including its personal trading policy, at least once annually. With respect to the personal trading policy of employees with access to Confidential ATS Information and Piper traders, the Compliance Department monitors trading activity for any violation of the Firms employee trading policies and holding period requirements. Employees are required to attest to Pipers policies and procedures on an annual basis.

ATS-N: Part III: Manner of Operations

Item 11: <u>Trading Services, Facilities and Rules</u>

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

ON-CLOSE MATCH BOOK XE crosses orders that match in the On-Close Match based on time priority. All orders submitted to the On-Close Match will be executed, if at all, at the closing price disseminated by the primary listing exchange for each NMS stock. Once an order submitted to the On-Close Match book is matched with another order, the order cannot be canceled or modified (other than any remaining order interest in the case of a partial fill). Modifications to the size of an order does not affect will reset an ordersthe time priority of the order in the On-Close Match book., and an order only loses time priority by being canceled. Therefore, an order will lose its time priority if the order is modified. No executions occurin the On-Close Match book during the trading day until the market close. The one exception to time priority in the On-Close Match book arises where a Subscriber has designated a minimum quantity (MinQty) with respect to an order, as described in Part III, Item 7(a). An incoming order with a MinQty will match first with marketable contra-side orders that meet the incoming orders MinQty designation first. As a result, resting contra-side orders marketable against an incoming MinQty order that do not meet the MinQty condition lose time priority to another resting order that does satisfy the MinQty condition. LIMIT ORDER BOOK XE crosses orders that match in the Limit Order book based on price/time priority. The Limit Order book matches limit orders only throughout the trading for immediate execution during regular trading hours. Upon the receipt of a limit order with a time-in-force of DAY to the Limit Order book that is for 500 shares or more, the order is broadcast to Subscribers through a Limit Order Broadcast to solicit matching orders or better priced orders in response. There is no time limit to respond and the order shall remain visible in the Limit Order Broadcast until it is executed, partially executed such that its quantity falls below 500 shares, canceled by the Subscriber, or remains unexecuted at the end of the trading day. As described in Part III, Item 7(a), the displayed price of an order in a Limit Order Broadcast depends on the orders limit price, the then current national best bid or offer (NBBO), and the Limit Order Broadcast pegged display preference. As there are changes to the NBBO, the pegged/displayed price of the Limit Order Broadcast will adjust accordingly, subject to the orders limit price. The Limit Order Broadcast for non- marketable limit orders occurs at the orders limit price and may adjust depending on the designated Limit Order Broadcast display pegged preference. All executions occur at or within the NBBO at the time of execution. In the event that a match would occur at a price that would trade through a protected quotation, the ATS will send required intermarket sweep orders (ISOs) to sweep the full displayed size of any better priced liquidity, and reduce the matched shares accordingly provided that the Subscriber has elected to have XE route ISOs. If a Subscriber has not been configured to have XE route ISOs to facilitate potential executions, a match will not occur and the order will either rest in the order book or be canceled back to the Subscriber depending on the terms of the order (e.g., DAY v. IOC). Subscribers can opt into or out of XE routing ISOs by contacting Piper. The execution price of matched orders in the Limit Order book is determined by the limit orders price, the pegged price, and the incoming contra-side orders limit price. If a disseminated Limit Order Broadcast has a limit price more aggressive than the primary quote (i.e., the NBB for buy orders or NBO for sell orders), and the incoming contra-side order has a limit price at the contra side primary quote (i.e., at the NBB for sell orders and at the NBO for buy orders), the execution will occur at the pegged price. If the incoming contra-side order is priced more aggressive than the contra side primary quote (i.e., more aggressive than the NBB for sell orders and more aggressive than NBO for buy orders), the execution will occur at the primary quote. If the incoming contra-side order is priced more aggressive than the resting limit orders price or at the resting limit orders price, but is less aggressive than the contra-side primary quote, the execution will occur at the contra-side orders limit price. The following examples illustrates how this operates. Assume the NBBO for stock XYZ is $10.00 x $10.05 and there is no resting order interest in XYZ in the Limit Order book. Assume further that a Subscriber has opted-in to Limit Order Broadcasts and selected a pegged order preference for Order 1 at the primary quote. Order 1 is submitted to buy 500 shares of XYZ at $10.05 (the NBO) and XE disseminates a Limit Order Broadcast to Subscribers that opted into receiving Limit Order Broadcasts displaying the price of
Order 1 Limit Order Broadcast at $10.00. SCENARIO A: Order 2 is submitted in response to the Order 1 Limit Order Broadcast to sell 500 shares at $10.00 (the NBB), the execution will occur at $10.00. SCENARIO B: Order 2 is submitted in response to the Order 1 Limit Order Broadcast to sell 500 shares at $9.99 (more aggressive than the NBB), the execution will occur at $10.00. SCENARIO C: Order 2 is submitted in response to the Order 1 Limit Order Broadcast to sell 500 shares at $10.03, the execution will occur at $10.03, which is the limit price of Order 2. SCENARIO D: assume that Order 1 was priced at $9.99 (below the NBB) and Order 2 is submitted in response to the Order 1 Limit Order Broadcast at $9.99; XE would route ISOs to execute against the full displayed price of any protected quotation at $10.00 (provided the Subscriber submitting Order 2 has opted into XE routing ISOs), and, if any interest remains after execution of the ISOs, execute the remainder against Order 1. SCENARIO E (Midpoint Peg Limit Order Broadcasts): Assume that Order 1 (with a limit price of $10.05) was pegged to the NBBO midpoint. The Limit Order Broadcast would display the price at $10.02 (the NBBO midpoint slid down for buy orders to the nearest whole penny increment). If Order 2 is priced at $10.02, the execution would occur at the NBBO midpoint. If Order 2 is priced at $10.01, the execution would also occur at the NBBO midpoint. If Order 2 were priced at $10.04, Order 2 would still be marketable against the Order 1 Limit Order Broadcast because it is within Order 1s limit price of $10.05, and would execute at $10.04. Executions occur at the midpoint of the NBBO when the contra-side matching order is priced more aggressive than the NBBO midpoint. In the Limit Order book, a modification to an orders size or price will result in a new timestamp and affect the orders priority. Orders in both the On-Close Match and Limit Order book are time stamped upon arrival, modification, rejection, execution, and cancellation. Short sales orders are not permitted in either order book and are automatically rejected by the ATS. Piper handles execution errors occurring on XE in accordance with Pipers error handling procedures. These procedures apply to bona fide errors (e.g., wrong security or wrong side (buy/sell)). An Error Trade Report detailing the potentially erroneous transaction(s) and the parties involved are brought to the immediate attention of a designated Supervisor and designated Compliance personnel who must review and approve the error. Among other things, the Error Trade Report is reviewed to determine if the error correction transaction qualified for an exemption under Rule 611 as a bona fide error. After reviewing the activity to confirm it is a bona fide error, a correcting transaction may be made using Pipers error account(s) as necessary. Bona fide errors can be raised by

Subscribers by contacting Piper or by Piper as soon as the error is detected, and there is no time limit for submitting claims of alleged errors. All errors are subject to resolution, discussion, and negotiation in the normal course of institutional order handling.

~~7/30/2019 Web CRD – Direct Owners/Executive Officers User Name: kcostllo, OrgID: 665~~

Exhibit 1

Schedule A to Piper Sandler & Co. Form BD

BD - Direct Owners/Executive Officers

Organization CRD Number 665 Organization Name: PIPER SANDLER~~JAFFRAY~~ & CO.

Organization SEC Number: 8-15204 Applicant Name: PIPER SANDLER~~JAFFRAY~~ & CO.

Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control Person	Public Reporting Company	CRD No., EIN, SSN, IRS NO.
SCHONEMAN, DEBRA LYNN	Individual	PRESIDENT, BOARD MEMBER	01/2018	Less than 5 pct	Y	N	1980635
PIPER ~~JAFFRAY~~ SANDLER COMPANIES	Domestic Entity	PARENT	12/2003	75 pct or more	Y	Y	30-0168701
~~DUFF, ANDREW SCOTT~~	~~Individual~~	~~CHAIRMAN, BOARD MEMBER~~	~~01/1996~~	~~Less than 5 pct~~	~~Y~~	~~N~~	~~719526~~
COX, MICHAEL EDWARD	Individual	CO-HEAD OF EQUITIES, BOARD MEMBER	02~~6~~/2018	Less than 5 pct	Y	N	4248868
GEELAN, JOHN WILLIAM JR.	Individual	CHIEF LEGAL OFFICER	01/2013	Less than 5 pct	Y	N	4905460
DOYLE, JONATHAN JAY	Individual	HEAD OF FINANCIAL SERVICES GROUP	01/2020	Less than 5 pct	Y	N	2108121
ABRAHAM, CHAD RICHARD	Individual	CHAIRMAN, CEO, BOARD MEMBER	01/2018	Less than 5 pct	Y	N	2190836
~~LARUE, ROBERT SCOTT~~	~~Individual~~	~~HEAD OF INVESTMENT BANKING, BOARD MEMBER~~	~~01/2018~~	~~Less than 5 pct~~	~~Y~~	~~N~~	~~3185126~~
FAIRMAN, FRANCIS EVARTS IV	Individual	HEAD OF PUBLIC FINANCE SERVICES, BOARD MEMBER	07/2005	Less than 5 pct	Y	N	1171131
CARTER TIMOTHY LEE	Individual	CFO, BOARD MEMBER	01/2018	Less than 5 pct	Y	N	2676342
~~MCCAUGE, ANN CHARLOTTE~~	~~Individual~~	~~CHIEF COMPLIANCE OFFICER~~	~~12/2005~~	~~Less than 5 pct~~	~~Y~~	~~N~~	~~1108448~~

Formatted: Font: 11 pt

Formatted Table

Formatted Table

DILLAHUNT, MICHAEL RAY	Individual	CO-HEAD INV BKG & CAP MKTS, BOARD MEMBER	03/2021	Less than 5 pct	Y	N	3056486
WHERLEY, BRIDGET TERE	Individual	CHIEF COMPLIANCE OFFICER	04/2021	Less than 5 pct	Y	N	6643130

Exhibit 2
Schedule B to Piper Sandler & Co. Form BD
Organization Indirect Owners

Organization CRD Number: 665   Organization Name: PIPRER ~~JAFFRAY~~ SANDLER & CO.

Organization SEC Number: 8-15204   Applicant Name: PIPER ~~JAFFRAY~~ SANDLER & CO.

NO INDIRECT OWNERS